Exhibit 99.2

1H-2023 Revenue increases by 3.4% to 14.1 million

XI’AN, China, Sep. 11, 2023 (GLOBE NEWSWIRE) – Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, today announced its half-year financial results for the six months ended March 31, 2023.

1H-2023 Financial Highlights

●	Revenue - Total revenues were $14.1 million, representing a 3.4% increase from US$13.7 million for the same period in 2022.

●	Income from operation – for the six months ended March 31, 2023 was $2,985,234 increase of $196,875 or 7.1% as compared to $2,788,359 in the same period of 2022.

●	Net income attributable to Bon Natural Life Limited - for the six months ended March 31, 2023 was $2,119,760 as compared to $2,548,678 in the same period of 2022.

●	Earnings per share – Basic earnings per shares was $0.24 per share for the six months ended March 31, 2023 as compared to $0.31 in the same period of 2022. Diluted earnings per shares was $0.24 per share for the six months ended March 31, 2023 as compared to $0.30 in the same period of 2022.

1H-2023 Product Categories Summary: Growth vs. Prior Year

	Revenues increase (decrease)	Gross Profits increase (decrease)
Fragrance Compounds	(8.4)%	12.3%
Health Supplements (Powder Drinks)	37.2%	21.0%
Bioactive Food Ingredients	(5.2)%	20.0%

Fragrance Compounds

Revenues from sales of fragrance compound products decreased by 8.4% to US$6.8 million in the six months ended March 31, 2023 from US$7.4 million for the same period in 2022. The decrease was primarily attributable to a 10.1% decrease in average selling price and a 9.5% negative impact from currency exchange, partially offset by an increase of 1.8% in sales volume.

Gross profit from fragrance compound products increased by 12.3% to US$2.0 million from US$1.8 million for the same period in 2022. The increase was primarily attributable to a 16.6% decrease in cost of products due to our ability to negotiate better price from suppliers and an increase of 1.8% in sales volume, partially offset by a 9.5% negative impact from currency exchange.

Health Supplements (Powder Drinks)

Revenues from sales of health supplement (powder drinks) products increased by 37.2% to US$4.6 million in the six months ended March 31, 2023 from US$3.3 million for the same period in 2022. The increase was primarily attributable to an increase of 50% in sales volume and partially offset by a 9.5% negative impact from currency exchange.

Gross profit from health supplement (powder drinks) products increased by 21.0% to US$1.4 million from US$1.2 million for the same period in 2022. The increase was primarily attributable to the above referenced factors.

Bioactive Food Ingredients

Revenues from sales of bioactive food ingredient products decreased by 5.2% to US$2.8 million in the six months ended March 31, 2023 from US$2.9 million for the same period in 2022. The decrease was primarily attributable to a 7.5% decrease in average price and a 9.5% negative impact from currency exchange, partially offset by a 2.4% increase in sales volume due to strong customer demand and sales effort.

Gross profit from bioactive food ingredient products increased by 20.0% to US$1.3 million from US$1.1 million for the same period in 2022. The increase was mainly due to a 2.4% increase in sales volume and a decrease of 21.7% in cost of products due to the decreased raw materials purchase price, partially offset by a 9.5% negative impact from currency exchange.

General and administrative expenses increased by $467,012, or approximately 46.8%, from $998,943 in the six months ended March 31, 2022, to $1,465,955 in the same period of 2023, mainly attributable to an increase of 44.2% in staff payroll due to the increase in staff headcount, a 234.8% increase in rent expenses and a 42.7% increase in expenses such as professional service and consulting fees and investor relation expenses, etc. as we become a public company since we completed the IPO in July 2021.

Research and development (“R&D”) expenses decreased by $34,680, or approximately 21.1%, from $164,675 in the six months ended March 31, 2022, to $129,995 in the same period of 2023. The decrease was mainly due to a 79.3% decrease in staff payroll and a 34.4% decrease in outsourcing R&D activities to external consulting firms.

Government subsidies received in the form of provincial-level export credit insurance subsidy and unemployment insurance expansion grant totaled $11,916 in the six months ended March 31, 2023.

Net income decreased from $2.5 million in the six months ended March 31, 2022 to $2.1 million in the same period of 2023.

Net cash used in operating activities during the six months ended March 31, 2023 was $2,177,992 compared to net cash used in operating activities of $130,577 in the same period of 2022.

Diluted earnings per share (“EPS”) was $0.24, compared to $0.30 for the same period in 2022.

Investors are encouraged to review the Company’s complete financial statements and related disclosures for additional information. These materials are available at https://www.sec.gov/edgar/browse/?CIK=1816815&owner=exclude

About Bon Natural Life Limited

The Company focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds for perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by their customers. For additional information, please visit the Company’s website at www.bnlus.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the natural, health and personal care market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Bon Natural Life

Cindy Liu | IR

Email: bonnatural@appchem.cn

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2023	September 30, 2022
ASSETS
CURRENT ASSETS
Cash	$542,272	$840,861
Accounts receivable, net	9,260,407	6,784,307
Inventories, net	1,803,374	1,722,120
Advance to suppliers, net	7,644,920	4,091,990
Acquisition deposit	1,000,000	1,000,000
Prepaid expenses and other current assets	3,967,756	277,509
TOTAL CURRENT ASSETS	24,218,729	14,716,787

Property, plant and equipment, net	22,135,274	21,624,437
Intangible assets, net	373,751	366,167
Right-of-use lease assets, net	450,282	546,690
Deferred tax assets, net	29,023	2,768
TOTAL ASSETS	$47,207,059	$37,256,849

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$2,666,457	$2,424,587
Current portion of long-term loans	1,934,411	2,135,979
Accounts payable	324,240	214,585
Due to related parties	120,203	72,836
Taxes payable	1,676,714	1,239,708
Deferred revenue	989,027	188,745
Accrued expenses and other current liabilities	3,503,550	114,431
Finance lease liabilities, current	-	26,285
Operating lease liability, current	247,397	230,182
TOTAL CURRENT LIABILITIES	11,461,999	6,647,338

Long-term loans	30,336	189,813
Operating lease liability, noncurrent	212,955	327,202
TOTAL LIABILITIES	$11,705,290	$7,164,353

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 11,146,226 and 8,396,226 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively	1,115	840
Additional paid in capital	17,946,174	15,711,450
Statutory reserve	1,804,116	1,804,116
Retained earnings	16,796,529	14,676,769
Accumulated other comprehensive income	(1,559,550)	(2,631,171)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	34,988,384	29,562,004
Non-controlling interest	513,387	530,492
TOTAL SHAREHOLDERS’ EQUITY	35,501,771	30,092,496
TOTAL LIABILITIES AND EQUITY	$47,207,059	$37,256,849

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2023	2022
REVENUE	$14,149,967	$13,688,400
COST OF REVENUE	(9,432,619)	(9,652,453)
GROSS PROFIT	4,717,348	4,035,947

OPERATING EXPENSES
Selling expenses	(136,164)	(83,970)
General and administrative expenses	(1,465,955)	(998,943)
Research and development expenses	(129,995)	(164,675)
Total operating expenses	(1,732,114)	(1,247,588)

INCOME FROM OPERATIONS	2,985,234	2,788,359

OTHER INCOME (EXPENSES)
Interest income	8,732	589
Interest expense	(178,557)	(277,764)
Unrealized foreign transaction exchange loss	8,452	(16,994)
Government subsidies	11,916	542,256
Income from short-term investments	-	12,419
Other income	(223,043)	43,532
Total other income, net	(372,501)	304,038

INCOME BEFORE INCOME TAX PROVISION	2,617,733	3,092,397

INCOME TAX PROVISION	(510,077)	(562,737)

NET INCOME	2,102,656	2,529,660
Less: net loss attributable to non-controlling interest	(17,104)	(19,018)
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$2,119,760	$2,548,678

NET INCOME	2,102,656	2,529,660

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment	1,071,621	485,503
TOTAL COMPREHENSIVE INCOME	3,174,277	3,015,163
Less: comprehensive loss attributable to non-controlling interest	(17,104)	(21,314)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,191,381	$3,036,477

EARNINGS PER SHARE
Basic	$0.24	$0.31
Diluted	$0.24	$0.30

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	8,918,309	8,350,381
Diluted	8,979,243	8,386,306

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2023	2022
Cash flows from operating activities
Net income	$2,102,656	$2,529,660
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	-	187
Depreciation and amortization	282,888	112,945
Inventory reserve	105,314	-
Deferred income tax	(25,749)	(28)
Amortization of operating lease right-of-use assets	114,179	33,122
Amortization of stock options	35,000	89,820
Unrealized foreign currency exchange loss	(8,452)	16,994
Gain on disposal of property and equipment	-	(745)
Changes in operating assets and liabilities:
Accounts receivable	(2,198,450)	(1,265,109)
Inventories	(124,601)	(515,690)
Advance to suppliers, net	(3,353,433)	977,033
Prepaid expenses and other current assets	(3,595,458)	(38,795)
Accounts payable	100,386	165,741
Operating lease liabilities	(115,170)	(30,589)
Taxes payable	386,510	(1,806,543)
Deferred revenue	781,183	(440,032)
Accrued expenses and other current liabilities	3,335,205	41,452
Net cash used in operating activities	(2,177,992)	(130,577)

Cash flows from investing activities
Purchase of short-term investments	-	(3,678,199)
Proceeds upon redemption of short-term investments	-	5,273,186
Purchase of property and equipment	(15,131)	(10,231)
Proceeds from sales of property and equipment	-	1,659
Capital expenditures on construction-in-progress	(2,970)	(3,577,995)
Net cash used in investing activities	(18,101)	(1,991,580)

Cash flows from financing activities
Net proceeds from issuance of Ordinary Shares in initial public offerings	2,200,000	-
Proceeds from short-term loans	259,767	1,608,378
Proceeds from long-term loans	-	594,864
Repayment of short-term loans	(79,165)	(41,945)
Repayment of long-term loans	(437,412)	(339,343)
Proceeds from (repayment of) borrowings from related parties	(1,038)	91,965
Principal repayment of capital lease	(27,236)	(89,465)
Net cash provided by financing activities	1,914,916	1,824,454

Effect of changes of foreign exchange rates on cash	(17,412)	2,915
Net decrease in cash	(298,589)	(294,788)
Cash, beginning of period	840,861	1,903,867
Cash, end of period	$542,272	$1,609,079

Supplemental disclosure of cash flow information
Cash paid for interest expense	$178,557	$277,764
Cash paid for income tax	$500,251	$785,853
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$35,000	$89,820
Right-of-use assets obtained in exchange for operating lease obligations	$458,181	$-